FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Apex Critical Metals Corp. ("Apex" or the "Company")

Suite 1450, 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2: Date of Material Change

October 22, 2025 and October 30, 2025

Item 3: News Release

News releases dated October 22, 2025 and October 30, 2025 were disseminated and subsequently filed on SEDAR+.

Item 4: Summary of Material Change

On October 22, 2025, the Company issued a news release announcing it had closed its previously disclosed non- brokered private placement (the "$2.00 Offering"). The $2.00 Offering consisted of 800,000 flow-through units of the Company (the "FT Units") at $2.00 per FT Unit for aggregate gross proceeds of $1,600,000.

Additionally, the Company granted 50,000 incentive stock options (each, an "Option") and 50,000 restricted share units (each, a "RSU") to a consultant of the Company in accordance with the Company's Equity Incentive Plan.

On October 30, 2025, the Company issues a news release announcing it closed its previously disclosed non-brokered private placement (the "$2.50 Offering"). The $2.50 Offering consisted of 4,000,000 units of the Company (the "Units") at $2.50 per Unit for aggregate gross proceeds of $10,000,000.

Item 5 Full Description of Material Change

On October 22, 2024, the Company issued a news release announcing it had closed its previously disclosed non- brokered private placement (the "$2.00 Offering"). The $2.00 Offering consisted of 800,000 FT Units at $2.00 per FT Unit for aggregate gross proceeds of $1,600,000. Each FT Unit consists of one common share in the capital of the Company issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) (each, an "FT Share") and one common share purchase warrant (each whole warrant, an "FT Warrant") issued on a non-flow-through basis. Each FT Warrant entitles the holder to purchase one non-flow-through common share in the capital of the Company (each, a "Warrant Share") at a price of C$2.50 per Warrant Share for a period of two (2) years from the date of issuance.

The gross proceeds from the sale of the FT Units will be used by the Company to incur eligible "Canadian exploration expenses" that qualify as "flow-through mining expenditures" (as such terms are defined in the Income Tax Act (Canada)) related to the Company's CAP Property located in British Columbia, Canada. All such qualifying expenditures will be renounced in favour of the subscribers effective December 31, 2026.

Each Option granted on October 22, 2025 is exercisable into one common share (each, a "Share") of the Company at a price of $3.82 per Share, for a period of two years from the date of grant expiring October 22, 2027. The Options and RSUs will vest upon the successful listing by the Company on EuroNext. All Options and the Shares underlying such Options are subject to a holder period of four months and one day from the date of issuance.

On October 30, 2024, the Company issued a news release announcing it had closed its previously disclosed non brokered private placement (the "$2.50 Offering"). The $2.50 Offering consisted of 4,000,000 Units at $2.50 per Unit for aggregate gross proceeds of $10,000,000. Each Unit consisted of one common share of the Company and one common share purchase warrant, with each warrant exercisable to acquire one common share of the Company at a price of $3.00 per share for a period of two years from the date of issuance. The proceeds of the $2.50 Offering will be used for general working capital purposes and exploration expenses.

In connection with the $2.50 Offering, the Company paid an aggregate of $255,500 in cash and issued an aggregate of 102,200 non-transferable finder's warrants (each, a "Finder's Warrant") to certain finders. Each Finder's Warrant entitles the holder thereof to purchase one Share at a price of $3.00 per Share for a period of two years.

All securities issued pursuant to the $2.00 Offering and the $2.50 Offering are subject to a statutory hold period of four (4) months and a day from the date of issuance.

None of the securities sold in connection with the $2.00 Offering and the $2.50 Offering are registered under the United States Securities Act of 1933, as amended, and no such securities were offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7: Omitted Information

N/A

Item 8: Executive Officer

Jody Bellefleur, CFO and a Director 604.681.1568 info@apexcriticalmetals.com

Item 9: Date of Report

October 30, 2025